UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number: 001-38354

Corporación América Airports S.A.

(Name of Registrant)

4, rue de la Grève
L-1643, Luxembourg
Tel: +35226258274

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CORPORACIÓN AMÉRICA AIRPORTS S.A.

FORM 6-K

Corporación América Airports, S.A. (the “Company”) held its annual general meeting of shareholders (the “Meeting”) on Wednesday, May 22, 2019, at 33, Avenue J.F. Kennedy, L-1855, Luxembourg, at 10:00 a.m. (Luxembourg time). The Company’s shareholders approved and adopted all matters submitted to them at the Meeting.

Results of the Meeting

1.                    Presentation of the annual accounts of the Company for the financial year ended December 31, 2018 (the “2018 Financial Year”), the consolidated financial statements for the 2018 Financial Year as well as the management report and independent auditor’s report for the 2018 Financial Year.

The Meeting acknowledged the presentation of the International Accounting Standards Board (“IASB”) and the European Union International Financing Reporting Standards (“EU IFRS”) consolidated financial statements of the Company for the 2018 Financial Year, the Company’s annual accounts for the 2018 Financial Year, the management report and the report of the Company’s independent auditor for the 2018 Financial Year.

The proposals listed below were approved at the Meeting by the affirmative vote of a simple majority of the voting rights present or duly represented at the Meeting:

2.                    Approval of the financial statements and the management report and acknowledgment of the independent auditor’s report.

The Meeting resolved to approve the IASB and the EU IFRS consolidated financial statements of the Company for the 2018 Financial Year, the Company’s annual accounts for the 2018 Financial Year and the management report and acknowledged the report of the Company’s independent auditor.

3.                    Allocation of results for 2018 Financial Year.

The Meeting acknowledged that the Company has made a loss with respect to the 2018 Financial Year, in an aggregate amount equal to US$103,262,499.29, and resolved to carry forward the loss to the next financial year.

4.                    Discharge (quitus) of the members of the Board for the exercise of their mandate for the 2017 Financial Year.

The Meeting resolved to grant discharge (quitus) to each of the present and past members of the board of directors of the Company (the “Board”) for the performance of their duties for, and in connection with, the 2018 Financial Year.

5.                    Authorization of the remuneration of the members of the Board.

The Meeting resolved to set the gross remuneration for the members of the Board, for the performance of their duties during the 2018 Financial Year, in an aggregate amount equal to EUR 170,000.00.

6.                    Confirmation of the appointment of Mr. Daniel Marx as new member of the Board.

The Meeting resolved to (i) ratify the appointment by co-optation of Mr. Daniel Marx as a member of the Board effective as of 28 February 2019 and (ii) appoint Mr. Daniel Marx as a member of the Board with immediate effect for a term ending after the annual general meeting of the shareholders of the Company approving the annual accounts for the financial year ending on December 31, 2022.

2

7.                    Appointment of the independent auditor (cabinet de révision agréé) for the financial year ending on December 31, 2019.

The Meeting resolved to appoint PricewaterhouseCoopers as independent auditor (cabinet de révision agréé) for the establishment of the annual accounts and consolidated financial statements of the Company for the financial year ending December 31, 2019, and to grant power and authority to the Board to enter into the relevant agreement (in accordance with market standards) with PricewaterhouseCoopers.

8.                    Authorization to the Board to implement a share repurchase program.

The Meeting resolved to grant all powers to the Board to repurchase shares of the Company for a period of up to 5 (five) years following the date of the Meeting in accordance with article 430-15 of the Luxembourg Act on Commercial Companies, dated August 10, 1915, as amended (the “Companies Act”), by using the available free reserves of the Company (the “Share Repurchase Program”). The aggregate nominal amount of the shares of the Company which may be repurchased pursuant to the Share Repurchase Program may not exceed 5% (five per cent) of the aggregate nominal amount of the issued share capital of the Company from time to time. The repurchase price per share (excluding any ancillary repurchase costs and without any tax gross-up obligation) paid by the Company may be (i) no less than 30% (thirty per cent) of the lowest stock price and (ii) no more than 30% (thirty per cent) above the highest stock price, in each case being the closing price, as reported by the New York City edition of the Wall Street Journal, or, if not reported therein, any other authoritative sources to be selected by the Board, over the 10 (ten) trading days preceding the date of the commitment to the transaction.  The repurchase offer may stipulate additional conditions (together with the above provisions, the “Share Repurchase Program Terms and Conditions”).

The Meeting further resolved to authorize and empower the Board to authorize and empower the chief executive officer, the chief financial officer, or any other officer/manager of the Company in the name and on behalf of the Company and/or give mandate to financial institutions and/or broker-dealers to be commissioned by the Board when relevant, to take or cause to be taken any and all actions which they may deem necessary, appropriate, convenient or desirable in its, his or her sole distribution – subject to the provisions of the Companies Act and the rules and regulations of the U.S. Securities and Exchange Commission and the New York Stock Exchange (the “NYSE”) - (i) to implement the Share Repurchase Program on one or more occasions up to the limits and under the Share Repurchase Program Terms and Conditions, (ii) to take such additional actions as it, he or she deems necessary or expedient in its, his or her absolute discretion from time to time in connection with and for the purposes and intent of the Share Repurchase Program and in particular to disclose, disseminate, certify, deliver, file, notify and/or record (when relevant) any pertaining information and/or press releases with respect to the Share Repurchase Program with relevant authorities (including, without limitation, the Luxembourg authorities, the U.S. Securities and Exchange Commission and the NYSE) and/or with specialized financial media and more generally (iii) to do whatever is necessary, useful or desirable in its, his or her sole discretion – however within the limits of the granted authorization by the shareholders and applicable law – to implement the Share Repurchase Program.

The proposals listed below were approved at the Meeting by the affirmative vote of at least two thirds of the voting rights present or duly represented at the Meeting:

9.                    Amendment of the convening procedure for general meetings of the shareholders to take into account NYSE convening requirements.

The Meeting resolved to amend the procedure to convene a general meeting of the shareholders of the Company (the “General Meeting”), in order to take into account the mandatory rules of the NYSE with respect to the convening requirements of General Meetings, and to consequently amend articles 11.2 and 11.3 of the articles of association of the Company (the “Articles”), so that they shall read as set forth in the Convening Notice to the Annual General Meeting of Shareholders of the Company, dated April 2019 (the “Convening Notice”), filed as Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on April 22, 2019.

3

10.                Amendment of the signature power to sign extracts or copies of minutes of General Meetings.

The Meeting resolved to amend the signature power with respect to the signing of copies or extracts of the minutes of General Meetings, in order to include the possibility for the secretary of the Board to sign such copies or extracts, and to consequently amend article 11.9 of the Articles, so that it shall read as set forth in the Convening Notice.

11.                Amendment of the convening procedure for meetings of the Board.

The Meeting resolved to amend the procedure to convene meetings of the Board in order to authorize the secretary of the Board, as well as the Company’s secretary, to convene meetings of the Board, and to consequently amend article 13.2 of the Articles, so that it shall read as set forth in the Convening Notice.

12.                Amendment of the signature power to sign extracts or copies of minutes of meetings of the Board.

The Meeting resolved to amend the signature power with respect to the signing of copies or extracts of the minutes of meetings of the Board, in order to include the possibility for the secretary appointed at such meetings of the Board to sign such copies or extracts, and to consequently amend article 14.2 of the Articles, so that it shall read as set forth in the Convening Notice.

13.                Amendment of the period during which certain documents shall remain available at the registered office of the Company prior to General Meetings.

The Meeting resolved to amend the period during which certain documents shall remain available at the registered office of the Company prior to General Meetings so as to reduce such period from at least 15 (fifteen) to at least 8 (eight) days prior to a General Meeting and to consequently amend article 21.3 of the Articles, so that it shall read as set forth in the Convening Notice.

14.                Amendment of the Articles to adjust a clerical inaccuracy and add a definition of “General Meeting”

The Meeting resolved to introduce a formal definition of the “General Meeting” in the Articles, and to consequently amend article 5.2 of the Articles, so that it shall read as set forth in the Convening Notice. As a consequential change to this amendment, the term “general meeting" has been replaced by “General Meeting” in articles 6.2, 6.3, 6.4, 10, 11.1, 11.2, 11.4, 11.5, 11.6, 11.7, 11.8, 11.9, 12.3, 13.6, 21.1, 21.2, 21.3, 22.2 and 22.4 of the Articles.

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2019

Corporación América Airports S.A.

By:	/s/ Andres Zenarruza
Name: Andres Zenarruza
Title: Legal Manager

By:	/s/ Raúl Guillermo Francos
Name: Raúl Guillermo Francos
Title: Chief Financial Officer